 LBO Capital Corp.

23399 Commerce Dr Ste B-1 ∙ Farmington Hills MI ∙ 48335 USA

248.994.009-tel  www.lbocapitalcorp.com  248.489.9495-fax

August 28, 2009

United States

Securities and Exchange Commission (“SEC”)

Washington, D.C. 20549-3561

Attention: Mr. John Reynolds, Assistant Director

                    Re: LBO Capital Corp.

                           File No. 33-19107

Dear Mr. Reynolds:

We have reviewed your letter dated August 18, 2009, and submit the following responses to the inquiries raised in that letter:

General

1.

You are asking us to promptly amend our reports to include the disclosures described in your first comment letter dated July 10, 2009.  However, in this second comment letter you raise additional comments with respect to several accounting treatments covering the period September 30, 2008 to March 31, 2009.  In order to avoid filing multiple amendments to the same report, we prefer to clear all the outstanding comments first with the finance department in the SEC, and then we will proceed with the amendments.

2.

We will include the page numbers in all of our SEC reports.

Form 10-Q for fiscal quarter ended March 31, 2009

Note 3.  Accounts Receivable

3.

You are questioning whether we have surrendered control of the assets in the case of full recourse.  We are faxing you the agreement between LBO Capital Corp. and Capital Plus Partners, LLC, immediately after the filing of this response.  Paragraph 1 of this agreement states that seller hereby transfers and assigns to purchaser, and purchaser purchases as absolute owner, all seller’s accounts receivable created by or arising from seller’s sales of goods or rendition of services… Our understanding is that we do fulfill all of the three criteria in Paragraph 9.

Page 1.

The assets have been isolated from the transferor, each transferee has the right to exchange or pledge the assets, and the transferor does not maintain control over these assets through any agreement that entitles the transferor to repurchase them, or the ability to unilaterally cause the holder to return specific assets, other than through a clean up call.  Paragraph 113 states that a sale of receivable with full recourse shall be accounted for as a sale, with the proceeds of the sale reduced by the fair value of the recourse obligation, if the criteria in paragraph 9 are met.

4.

The text of the disclosure that is required under paragraph 17 is as follows:

Effective March 12, 2009, the Company has pledged all of its assets as collateral to Capital Partners, LLC, in exchange for the sale with recourse of its accounts receivable.  The Company has granted a first priority security interest to Capital Partners, LLC.  The assets pledged as collateral include, but are not limited to the following:

Asset	Carrying Amount as of June 30, 2009
Cash	$ 565
Marketable securities	920
Accounts receivable	63,000
Inventory	71,152
Property and Equipment, Net	40,073
Goodwill	16,639,123
Intangible assets, net	872,527
Deposits	1,300
$ 17,688,660

5.

The text of our disclosure is:

Off Balance Sheet Arrangements:

The Company entered into a factoring agreement with Capital Partners, LLC (“Factor”) on March 12, 2009.  Pursuant to this agreement, the Company sold to the Factor $700,000 of its accounts receivable from GreenTech Manufacturing, Inc, (“GreenTech”) a wholly owned subsidiary of Goal Coast Arms Trust .  This transaction is with full recourse.  Factor may charge back to the Company or reimburse itself from the contingency amount or the reserve amount, as the case may be, the full amount Factor has advanced and any unpaid commissions, discounts, service charges, interest or fees, and any other unpaid amounts with respect to any purchased account which remain 90 days unpaid after its invoice date or as to which the customer files or has filed against it any bankruptcy or insolvency case or proceeding.

At the time this account receivable from GreenTech was factored and during the period ended June 30, 2009, the Company was unable to estimate the fair value of the recourse obligation.  The reason is due to the fact that GreenTech and Gulf Coast Arms Trust have signed guarantees to pay this obligation and have provided to us and the Factor the bank statements showing adequate cash balances to support this obligation. In addition, GreenTech has obtained from the Factor an extension of time to pay in full the obligation until all the current issues are resolved with HUD. GreenTech has assured us that it anticipates these issues will be resolved within 30 days from August 19, 2009.

6.

As of today, the customer GreenTech Manufacturing, Inc has not paid the receivable.  It anticipates paying within 30 days starting from August 19, 2009.

Form 10-K for the fiscal year ended December 31, 2008

Item 9A. Controls and Procedures

7.

The text of the disclosure is as follows:

Evaluation of Disclosure Controls and Procedures

The Company’s Chief Executive Officer and Chief Financial Officer have evaluated the effectiveness of our disclosure controls and procedures as of the end of the period covered by this report pursuant to Rule 13a-15(b) under the Securities Exchange Act of 1934 (the “Exchange Act”).  Based on that evaluation, the Company’s Chief Executive Officer and Chief Financial Officer have concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were not effective in ensuring that information required to be disclosed in our Exchange Act reports is (1) recorded, processed, summarized and reported in a timely manner, and (2) accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate to allow timely decisions regarding required disclosure.

Management’s Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting. All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation.

Under the supervision and with the participation of our management, we assessed the effectiveness of our internal control over financial reporting as of December 31, 2008. In making this assessment, we used the criteria set forth by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control – Integrated Framework. Based on our assessment we believe that, as of December 31, 2008, the Company’s internal control over financial reporting were not effective based on those criteria.  During the fourth quarter of 2008, management detected accounting errors in the books of its two subsidiaries, Advanced Digital Components, Inc., and Global Tech International, Inc.  These errors were due to the fact that predecessor accountant in charge of the books and records during the time prior to the acquisition by the Company of these two subsidiaries, had provided our management with incorrect account balances as of September 15, 2008, the acquisition date.  The Company has amended its report in form 10-Q covering the quarter September 30, 2008.

Page 3.

Remediation and Changes in Internal Controls

The following changes occurred in the Company’s internal control over financial reporting during our fourth fiscal quarter ended December 31, 2008 that have materially affected our internal controls over financial reporting:

Management has consolidated the accounting functions by transferring the accounting for the newly acquired subsidiaries to the main corporate office of the Company.  This will assure better control and oversight over the accounting system and staff.  In addition, there have been other changes related to cash management, such as the bank accounts and their signatories.

Notes to Consolidated Financial Statements

Note 2.  Acquisitions

8.

We are addressing each comment under this footnote as follows:

a.

It is undisputed that Longborough Capital, PLC acquired the majority of the voting rights during the transaction in question.  FAS 141 says that in identifying the acquiring entity in a combination through a stock exchange, all pertinent facts shall be considered, including the relative voting rights, existence of a large minority voting interest, the composition of the governing body of the combined entity, the composition of senior management, and the terms of the exchange of the equity securities.

Our conclusion is that the relative voting rights are not the only factor that should be considered in determining the acquiring entity.  All of the above factors should be considered in determining the acquiring entity.  Appendix B of FAS 141, Paragraph B92 in pertinent part states that each business combination is unique and, therefore, the facts and circumstances relevant to identifying the acquiring entity in one combination may be less relevant in another.  The Financial Accounting Standards Board (“the Board”) concluded that FAS 141 should not provide hierarchy guidance, nor retain the presumptive approach in Opinion 16.  The Board concluded that doing so would imply that some factors are more important in identifying the acquiring entity than others. However, the Board decided to explain how some factors influence the identification of the acquiring entity.

b.

Governing body of the combining entity is comprised of five directors.  Achille DiNello is the son of Mario DiNello, who nominated Achille.  Sebastian Moeritz was nominated by Mario DiNello, and William Lopshire was nominated by Thomas W. Itin.  These directors were approved by the shareholders of LBO Capital Corp. during the annual shareholder meeting of April 3, 2008.  At the time the five directors were elected, Lonborough was not a shareholder of LBO Capital Corp. until early September 2008, when the acquisition of ADCI and GTI was completed.

Paragraph B88 in Appendix B of FAS 141 explains that FAS Board concluded that consideration also should be given to factors related to the composition of the board of directors and senior management of the combined entity and that those factors should be weighted equally with the factors related to voting rights.

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c.

We understand your confusion on Longborough’s website disclosures about the technical team comprised of Dr. George Moser, Al Hetke, P.E., and Robin Pointer.  Please pay close attention in this website and you will find that the three members of technical team are posted under our subsidiaries ADCI and GTI, which are still shown as owned by Longborough ( such fact is not correct as of today).  The website has not yet been updated to reflect the fact that Longborough does not own ADCI and GTI since September 15, 2008 and therefore it should not post any information related to ADCI and GTI.  In addition, we have received confirmation from two of the members of the technical team assuring us that they are not involved with Longborough at the present time and the only relationship they had with Longborough was through ADCI and GTI. Please see Exhibit 2.

d.

We agree that paragraph 17(e) factors do not apply to ADCI and GTI since their common stock was not traded in a public market as of September 15, 2008.

1.

We have carefully read the Definitive Agreement dated December 31, 2007.  Section 12 of this agreement states: “The parties shall disclose all material information required for an understanding of the financial status of the companies involved to the general public via commonly used media at an appropriate time. Any press releases prepared by either LBC or LBOC are to be approved in advance by other party”.  The last sentence says that LBO Capital Corp. which is LBOC, and Longborough Capital, PLC which is LBC, will obtain consent from each other before they file any press releases related to this particular transaction.  This is a common clause used in agreements, which requires the parties involved to approve what information is being released to the public during the time the transaction is in the execution phase.  It does not suggest that any press releases in the future prepared by LBO Capital Corp. shall be approved by Longborough. As a matter of fact, LBO Capital has filed several press releases during 2008 and 2009 which have only been approved by the management and the Board of Directors of LBO Capital.

Section 13 of the Definitive Agreement dated December 31, 2007 states: “The parties   hereafter shall operate in the ordinary course of business and not enter into any unusual or atypical transactions without consent of the other party”.  It appears that the SEC is interpreting this paragraph that LBO Capital shall not enter into any unusual or atypical transactions without the consent of Longborough now and in the future.  Further, this last interpretation creates the impression that Longborough is involved in the business of LBO Capital.

We believe that Section 13 of the Definitive Agreement means that the parties will not enter into unusual or atypical transactions during the time of the execution of this agreement, which lasted about nine months.  This is a typical clause used in the business combinations agreements in order to prevent either party from entering into other material transactions which might interfere with the first transaction, or might not be in the interest of either party.  For example, LBO Capital could have not entered into other material agreements with a business entity other than Longborough during the execution period of the acquisition of ADCI and GTI, and vice versa, the same was true for Longborough. This clause is typically written to protect the interests of the parties involved in the transaction.

Page 5.

2.

We notice Proposal 6 of our Definitive Proxy and our Form 8-K dated September 16, 2008 both reference the transaction as a “reverse merger”.  This term was not intended to be used in the meaning of the reverse merger where an operating company issues shares for the net monetary assets of a shell company and executes a recapitalization. We conclude that this term is used incorrectly in these filings with the SEC.  Further, in our Form 8-k we made a typing mistake in calling the “reverse split of 1:8” as a “reverse merger of 1:8”.

3.

 We believe that our transaction in question is a business combination, not a reverse merger.  Based on our extended research, we believe that a reverse merger is the joining together of a public company and a private company, allowing the private company to become a publicly traded corporation without a registration statement.  The surviving entity typically changes that name to echo the newly formed company's business endeavors.  We believe our transaction does not reflect the model of a reverse merger.  ADCI and GTI have not become public entities.  LBO Capital has not changed its name or symbol as it typically happens in the reverse mergers.  There is no surviving entity that would rise from the merger of the private and public entity, as it typically occurs in the reverse mergers. At about the same time it acquired ADCI and GTI, LBO Capital acquired other subsidiaries such as Ecoplastifuel, Inc in which it owns 80% interest.  LBO Capital also formed another subsidiary called LoadHog, Inc, in which it owns 100% interest.  Our business model reflects the relationship of a parent and the subsidiary entities, which operate together as stand alone entities.

Note 6. Intangible Assets, Net

4.

The text of the footnote is as follows:

Intangible assets in LBO Capital consists of a licensing and royalty agreement between LBO Capital and Environmental Recycling Technologies, PLC (“ENRT”) for rights to certain intellectual property related to the use of PIM technology in the NAFTA territory.  This license was awarded to LBO Capital on November 1, 2008 in exchange for 500,000 common shares of common stock of LBO Capital and it is being amortized over 15 years and 1 month.  LBO Capital is required to pay ENRT royalties on all chargeable transactions, which constitute the use, sale, hiring or other disposal of a product manufactured under the PIM process, at the rate of 3% payable at the end of each calendar year.  The first minimum royalty payment of 100,000 British Pounds (“GBP”) will be due at the end of calendar year 2009.  As of June 30, 2009, LBO Capital estimated the royalty expense to be $80,000 (the equivalent of 50,000 GBP).  The minimum royalty payment increases to 250,000 GBP for 2010 and thereafter.

Intangible assets in GTI consist of a patent and a licensing agreement with ENRT (former 3DM Worldwide PLC) for the rights to use the Transense Surface Acoustic Wave type sensor technology in the NAFTA territory.  GTI has paid a total of 250,000 GBP to ENRT for this license in 2003.  No royalties are due and payable on this license agreement.  The licensing agreement is being amortized over the length of the agreement which is 10 years.

Page 6.

Intangible asset in ADCI consists of a patent on “Tire Pressure Monitoring System and Methods of Making and Using the Same”, which was awarded to ADCI on April 25, 2006.  Patent is amortized on a straight-line basis over the estimated useful life of 14 years.

Total amortization expense for the next five years is estimated to be $90,000 per year, or a total of approximately $450,000.

Form 10-Q/A (Amendment No. 2) for the fiscal quarter ended September 30, 2008

Explanatory Note

5.

The 8-K with the Item 4.02 is attached as an exhibit to this filing. If you have no comments on this 8-K, we will file it promptly. The amended Form 10-Q for September 30, 2008 and all other amended Reports will be filed as soon as the accounting issues are cleared with the department of finance of the SEC.

Form 8-K filed on September 16, 2008

Item 9.01 Financial Statements and Exhibits

Audited financial statements of Business Acquired

6.

The 8-K filed on September 16, 2008 will be amended as soon as all the accounting issues are cleared with the department of finance with the SEC.

Closing Comments

We appreciate your efforts in helping us to satisfy compliance with the all applicable disclosure requirements.

Should you have any questions or comments, please, do not hesitate to call Majlinda Xhuti, Chief Financial and Accounting Officer, at 248-994-0099.

In addition, the Company acknowledges that:

•

the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•

staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•

he Company may not assert staff comments as a defense in any proceedings initiated by the Commission or any other person under the federal securities laws of the United States.

Sincerely,

/S/ Thomas W. Itin

Chief Excecutive Officer

 /S/ Majlinda Xhuti

Chief Financial Officer & Chief Accounting Officer

Page 7.

Exhibits No. 1.

Item: 4.02. Non–Reliance on Previously Issued Financial Statements or a Related Audit Report or Completed Review.

During the fourth quarter of 2008, management detected accounting errors in the books of its two subsidiaries, Advanced Digital Components, Inc., (“ADCI”) and Global Tech International, Inc. (“GTI”).  These errors were due to the fact that predecessor accountant in charge of the books and records during the time prior to the acquisition, had provided our management with incorrect account balances as of September 15, 2008, the acquisition date.  After a thorough review of the account balances in ADCI and GTI, management compiled the corrected financial statements for ADCI and GTI, and on May 15, 2009, the Company filed the amended report on form 10-Q/A for the fiscal quarter ended September 30, 2008.

Management discussed with the Company’s independent accountants the matters disclosed in this filing, and they have reviewed and agreed to the changes submitted in our amended 10-Q/A filed on May 15, 2009.

The following represents a summary of the changes to the amended 10-Q/A:

1.   Revised the September 30, 2008 balances in the Consolidated Balance Sheet that relate to subsidiaries Advanced Digital Components, Inc. (‘ADCI’) and Global Technologies, Inc. (“GTI”) to conform with the balances that we have calculated in our accounting system, which system was transferred in the main corporate office of the Company subsequent to the acquisition of these subsidiaries.  Based on a review of the balances of ADCI and GTI as of September 30, 2008, management concluded that balances that were initially provided to us by the then accounting staff of ADCI and GTI were not correct.

2.   Revised the September 30, 2008 balances in the  Consolidated Income Statement for the three and nine months ended September 30, 2008 to conform with the balances that we have recorded subsequent to the acquisition of ADCI and GTI in our accounting system in the main office. The reason for this change is same as in paragraph 1.

3.   Revised the September 30, 2008 balances in the Consolidated Statement of Cash Flow for September 30, 2008.  These balances are recalculated based on the revised numbers represented in the Consolidated Balance sheet at September 30, 2008 and Consolidated Income Statement for the nine months September 30, 2008.

4.   Revised the balances shown in the “Unaudited Pro Forma Financial Information” footnote for the three and nine months ended September 30, 2008 to conform with the amended Consolidated Income Statements.

5.   Revised Item. 2 “Management’s Discussion and Analysis of Financial Condition and Results of Operations”, to conform to the revised financial statements represented in this report.

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6.   Revised Item 4T. “Controls and Procedures” to represent the revised management opinion that our internal controls were not effective as of September 30, 2008 due to the subsequent findings of accounting inaccuracies related to subsidiaries ADCI and GTI financial statements.

Exhibit No. 2

A)     Letter sent by Robin Pointer:

August 25, 2009

To Whom It May Concern:

Please allow me to clarify any misunderstanding regarding my involvement with Global Tech International, Inc. and Advanced Digital Components, Inc. (hereinafter collectively: “the Companies”).  I did serve in an advisory capacity as a technical consultant to both Companies some years past.  I was part of a team of inventors and consultants who helped the Companies during their developmental phase.  This team has no longer been in place since before the acquisition of the Companies by LBO Capital Corporation.

I hope this information has been helpful.

Sincerely,

Robin L. Pointer

B)   Copy of E-mail sent to Thomas W. Itin, CEO

From: Al Hetke [mailto:alhetke@comcast.net]
Sent: Wednesday, August 26, 2009 6:46 AM
To: Tom W. Itin; DINELLOMARIO@AOL.COM
Subject: Re: Response to 2nd comment letter from SEC

Mr. Itin,

I am no longer consulting for Longborough Capital. My affiliation ended before the LBO takeover.

Al Hetke

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